Mara L. Ransom
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.

Dear Ms. Ranson,

Stereo Vision’s management acknowledges the following;

 the company is responsible for the adequacy and accuracy of the disclosure in the filing;
 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
 the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Included below are your two recent comments and our responses. Please feel free to contact me with any questions that you may have.

Very Truly Yours,

Jack Honour
CEO/President
Stereo Vision
jack@stereovision.com
818-326-6018

cc: Charles Lee
      SV General Counsel - Christopher Dieterich

15452 Cabrito Rd., Ste. 204  *  Van Nuys, CA. 91406

Phone: 818-326-6018  Fax: 818-304-0578

Comments

1. We note that on January 4, 2011, you acquired 100% of the equity interests of REZN8.  Please provide us with your analysis for whether you were a shell company, as defined in Exchange Act Rule 12b-2, before your acquisition of REZN8. If you were a shell company prior your acquisition of REZN8, then please also provide us with your analysis for whether you ceased to be a shell company after such acquisition. Please note that Form 8-K, in particular Items 2.01(f), 5.06 and 9.01, requires certain disclosure when, as the result of an acquisition of assets, a shell company ceases to be a shell company. If applicable, please amend your Form 8-K to comply with the requirements of the form, including the aforementioned items.

Pursuant to the SEC's definition of a “shell company” as a registrant with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets, Stereo Vision is not a "shell company".

Stereo Vision, for the 10 years prior to the acquisition of REZN8, has maintained operations at our 2,400 sq ft studio in Van Nuys California. During that time we have developed and now own five feature film properties valued in the hundreds of thousands of dollars and have earned fees for related services. We have another major motion picture property under license in a partnership agreement with Sony Pictures bringing the total number of films properties on our slate to six. All of our films have the potential of creating explosive growth in revenues over a very short period of time. REZN8 was in foreclosure when we acquired their assets. Those being proprietary software and entertainment industry relationships. REZN8 is a 3D motion graphics and titles company and was acquired to compliment Stereo Vision's movie making operations.

2. We note that you are subject to the reporting requirement of Exchange Act Section 13 and that you have not filed a Form 10-Q since the Form 10-Q for your fiscal quarter ended March 31, 2010 and that you have not filed a Form 10-K since the Form 10-K for your fiscal year ended June 30, 2009. Please tell us why you are not current in your periodic reports and your intentions with respect to the filing of future periodic reports.

During the years from when we filed our original Form 10 in December 1999, and June 2009, we remained current in our SEC filings and were traded on the OTCBB. We are late in our filings because the bulk of our money is invested in our intellectual properties. Therefore, temporarily, due to the rapidly expanding costs of SEC audits, we have to wait to do our filings. Filmmaking is a very time intensive industry. During the economic downturn the funding for movies had diminished significantly. Recently though we've seen a surge in investment capital returning to the movie industry. In conjunction with our film financings, we are currently engaged in several independent negotiations to sell interests in our film properties and fund principal photography’s. We have our SEC auditors and counsel standing by and immediately upon closing a funding partnership for any of our films properties, our first priority is to complete all of our SEC filings and regain our current reporting status.

15452 Cabrito Rd., Ste. 204  *  Van Nuys, CA. 91406

Phone: 818-326-6018  Fax: 818-304-0578